VIA EDGAR

September 26, 2016

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Barbara C. Jacobs, Assistant Director

Re:                             Tabula Rasa HealthCare, Inc. (the “Company”)

Registration Statement on Form S-1 File No. 333-208857

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. (ET) on September 28, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,853 copies of the Company’s preliminary prospectus relating to the Common Stock, dated September 19, 2016, through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

WELLS FARGO SECURITIES, LLC
UBS SECURITIES LLC
Acting on their own behalf
and as representatives of several
underwriters

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

By:	UBS SECURITIES LLC

By:	/s/ David K. Lai
Name: David K. Lai
Title: Executive Director

By:	/s/ Kevin Lacerda
Name: Kevin Lacerda
Title: Associate Director

[Signature Page to Acceleration Request]